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File No. __________________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        FILED UNDER SECTION 33(a) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                                       BY

                               THE AES CORPORATION

                                  ON BEHALF OF

                      INTERAMERICAN ENERGY LEASING COMPANY




            The Commission is requested to address communications to:


William R. Luraschi, Esq.                               David L. Schwartz, Esq.
The AES Corporation                                     Latham & Watkins
1001 N. 19th Street                                     555 11th Street, N.W.
Suite 2000                                              Suite 1000
Arlington, Virginia  22209                              Washington, D.C.  20004



        The AES Corporation ("AES"), a Delaware corporation and a public utility holding company exempt from registration under Section 3(a)(5) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Act, this Form U-57 for the purpose of notifying the Commission that InterAmerican Energy Leasing Company ("InterAmerican") is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

ITEM 1

Name and Business Address:

InterAmerican Energy Leasing Company
c/o K&M Energy Investment Corp.,
as Managing and General Partner
1000 Wilson Boulevard
Suite 900
Arlington, VA  22209

Description of Facilities:

        InterAmerican owns the approximately 100 MW gas-fired power generation project located in Cartagena, Colombia. AES indirectly owns a 66.4% equity interest in InterAmerican. The remaining interests in InterAmerican are owned by a subsidiary of the Scudder Latin American Power Fund (25%), K&M Engineering and Consulting Corporation (3.6%) and Douglas Holdings Inc. (5.0%).


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ITEM 2

        InterAmerican has two domestic associate public utility companies, Central Illinois Light Company ("CILCO") and Indianapolis Power & Light Company ("IPALCO"), through The AES Corporation. CILCO is an Illinois Corporation, and an indirect, wholly-owned subsidiary of AES. IPALCO is an Indiana corporation, and an indirect, wholly-owned subsidiary of AES.

EXHIBIT A

        The certifications of the Illinois Commerce Commission and the Indiana Utility Regulatory Commission (the only state commissions with jurisdiction over the retail rates of CILCO and IPALCO) required by Section 33(a)(2) of the Act have been previously filed with the Commission and are hereby incorporated by reference in the instant filing.

        By letter dated March 10, 1999, the Illinois Commerce Commission certified to the SEC that (1) it has the authority and resources to protect Illinois consumers in accordance with applicable Illinois statutes, and (2) it intends to exercise that authority, as required under Section 33(a)(2) of the Act in connection with this transaction. The Illinois Commerce Commission certification concerning CILCO was filed as Exhibit A to the U-57 Notification of Foreign Utility Company Status filed on behalf of Chivor S.A. E.S.P, on December 28, 2000, SEC File No. 73-00010.

        By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the SEC that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise that authority. The Indiana Utility Regulatory Commission certification concerning IPALCO was filed as Exhibit K-13 to the Form U-1 filed on behalf of AES, on October 27, 2000, SEC File No. 70-09779.

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


InterAmerican Energy Leasing Company


By: /s/ William R. Luraschi
   ------------------------
William R. Luraschi
General Counsel
The AES Corporation
1001 N. 19th Street
Suite 2000
Arlington, Virginia  22209
(703) 522-1315



Dated:  March 30, 2001



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